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EXHIBIT 99-8

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the annual report of Suncor Energy Inc. (the "Company") on Form 40-F for the fiscal year ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, STEVEN W. WILLIAMS, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

  1.
  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ STEVEN W. WILLIAMS Steven W. Williams President and Chief Executive Officer Suncor Energy Inc.
DATE: March 1, 2013

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  EXHIBIT 99-8
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002